EXHIBIT 99.7

Fact Sheet – Consolidated Financial Data, First Quarter, 2004-05

Profit and Loss Account summary for the Quarter ended

(Consolidated as per Indian GAAP)

in Rs. crore, except per share data

					Growth % in
	June 30,		Growth	March 31,	Q1 FY 2005 over Q4 FY
Particulars	2004	2003	(%)	2004	2004
INCOME
Software services, products and business process management Overseas	1,493.45	1,071.38	39.39	1,333.28	12.01
Domestic	23.93	23.32	2.61	16.17	47.99
TOTAL INCOME	1,517.38	1,094.70	38.61	1,349.45	12.44
Software development and business process management expenses	805.22	579.60	38.93	707.09	13.88
GROSS PROFIT	712.16	515.10	38.26	642.36	10.87
Selling and marketing expenses	105.21	81.64	28.87	91.67	14.77
General and administration expenses	117.68	82.98	41.82	101.52	15.92
	222.89	164.62	35.40	193.19	15.37
OPERATING PROFIT (EBIDTA)	489.27	350.48	39.60	449.17	8.93
Interest	—	—	—	—	—
Depreciation and amortization	52.53	45.14	16.37	64.42	(18.46)
OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION	436.74	305.34	43.04	384.75	13.51
Other income	15.70	31.94	(50.85)	1.82	762.64
Provision for investments	(0.01)	6.36	—	0.80	—
PROFIT BEFORE TAX	452.45	330.92	36.72	385.77	17.28
Provision for taxation	64.11	52.00	23.29	50.54	26.85
NET PROFIT AFTER TAX	388.34	278.92	39.23	335.23	15.84
EARNINGS PER SHARE*
(Equity shares, par value Rs. 5/- each)
Basic	14.54	10.53	38.08	12.59	15.49
Diluted	14.29	10.49	36.22	12.34	15.80

* adjusted for the 3:1 bonus issue of shares distributed on July 6, 2004

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Fact Sheet – Consolidated Financial Data, First Quarter, 2004-05

REVENUE BY GEOGRAPHICAL SEGMENT

	Quarter ended			LTM
	June 30, 2004	Mar 31, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	%	%	%	%	%
North America	65.2	65.5	74.7	68.8	73.6
Europe	22.2	20.3	17.4	20.5	17.3
India	1.6	1.2	2.1	1.3	2.2
Rest of the world	11.0	13.0	5.8	9.4	6.9
Total	100.0	100.0	100.0	100.0	100.0

REVENUE BY SERVICE OFFERING

	Quarter ended			LTM
	June 30, 2004	Mar 31, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	%	%	%	%	%
Development	26.1	25.6	27.8	25.3	30.6
Maintenance	28.8	29.9	26.9	30.3	27.4
Re-engineering	5.8	6.0	6.7	5.9	5.8
Package implementation	15.0	16.5	13.5	14.8	12.2
Consulting	3.4	3.4	4.4	3.4	4.3
Testing	5.3	4.7	4.4	5.5	3.7
Engineering services	1.9	2.0	2.6	2.0	2.5
Business process management	2.1	1.9	1.2	1.8	0.8
Other services	9.2	7.8	8.9	8.5	8.2
Total services	97.6	97.8	96.4	97.5	95.5
Products	2.4	2.2	3.6	2.5	4.5
Total revenues	100.00	100.0	100.0	100.0	100.0

REVENUE BY PROJECT TYPE *

	Quarter ended			LTM
	June 30, 2004	Mar 31, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	%	%	%	%	%
Fixed Price	29.7	30.6	35.9	32.2	37.1
Time & Materials	70.3	69.4	64.1	67.8	62.9
Total	100.0	100.0	100.0	100.0	100.0

“LTM” — Last Twelve Months
* Excluding products

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Fact Sheet – Consolidated Financial Data, First Quarter, 2004-05

REVENUE BY INDUSTRY

	Quarter ended			LTM
	June 30, 2004	Mar 31, 2004	June 30, 2003	June 30, 2004	June 30, 2003
		%	%	%	%
Insurance, banking & financial services	34.0	33.2	37.4	35.7	37.7
Insurance	9.6	10.2	13.9	11.7	13.9
Banking & financial services	24.4	23.0	23.5	24.0	23.8
Manufacturing	15.0	14.4	15.6	14.7	16.2
Retail	11.4	11.2	11.6	11.6	11.4
Telecom	17.9	20.4	14.6	17.3	15.0
Energy & Utilities	2.9	2.2	3.5	2.8	3.2
Transportation & logistics	7.6	7.3	7.1	7.3	6.9
Services	6.1	5.6	5.1	5.7	5.8
Others	5.1	5.7	5.1	4.9	3.8
Total	100.0	100.0	100.0	100.0	100.0

CLIENT DATA

	Quarter ended
	June 30, 2004	Mar 31, 2004	June 30, 2003
Active Clients	419	393	346
Added during the quarter	29	38	22
Number of million dollar clients*	141	131	113
Number of 5 million+ dollar clients*	53	51	37
Number of 10 million+ dollar clients*	27	25	19
Number of 20 million+ dollar clients*	15	12	10
Number of 30 million+ dollar clients*	8	6	4
Number of 40 million+ dollar clients*	5	4	3
Number of 50 million+ dollar clients*	3	3	—
Clients accounting for >5% of revenue	1	1	2
Revenue – top client	5.3%	6.5%	5.7%
Revenue – top 5 clients	21.6%	23.3%	23.7%
Revenue – top 10 clients	34.3%	37.1%	36.7%
Repeat business	98.5%	88.6%	97.8%
Account receivables – LTM (in days)	58	49	52

“LTM” — Last Twelve Months
* LTM Revenues

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Fact Sheet – Consolidated Financial Data, First Quarter, 2004-05

EFFORT AND UTILIZATION

	Quarter ended
	June 30, 2004	Mar 31, 2004	June 30, 2003
Effort
Onsite	29.4%	30.5%	32.1%
Offshore	70.6%	69.5%	67.9%
Revenue
Onsite	51.9%	53.0%	53.9%
Offshore	48.1%	47.0%	46.1%
Utilization
Including trainees	73.4%	70.2%	76.6%
Excluding trainees	79.7%	79.3%	83.7%

PERSON MONTHS DATA

		Quarter ended
		June 30, 2004	Mar 31, 2004	June 30, 2003
Billed	– Onsite	16,211	14,875	11,700
	– Offshore	38,894	33,949	24,732
TOTAL		55,105	48,824	36,432
Non Billable		14,061	12,781	7,103
Trainees		5,901	7,983	4,056
Sales & Support		4,652	4,905	3,894
TOTAL		79,719	74,493	51,485

EMPLOYEE METRICS

	Quarter ended
	June 30, 2004	Mar 31, 2004	June 30, 2003
Total Employees	27,939	25,634	17,977
S/W professionals	26,028	23,860	16,434
Billable	23,761	21,189	14,009
Banking Product Group	685	604	516
Trainees	1,582	2,067	1,909
Sales & Support	1,911	1,774	1,543
Gross Addition	3,233	2,849	2,592
Net Addition	2,305	2,425	2,101
Lateral Employees	746	774	330
Attrition % (LTM) *	10.90%	10.45%	7.90%

“LTM” — Last Twelve Months
* Excluding subsidiaries

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Fact Sheet – Consolidated Financial Data, First Quarter, 2004-05

INFRASTRUCTURE (as on June 30, 2004)**

	Completed		Work in Progress		Land
	Built-Up Area		Built-Up Area		acquired during
	(Sq Ft)	No. of Seats	(Sq Ft)	No. of Seats	the Qtr (acres)
Bangalore	16,24,836	9,152	4,60,000	4,110	1.975
Pune	5,89,647	3,626	1,43,000	1,230	0
Chennai	4,21,317	2,906	2,08,000	1,270	75.06
Hyderabad	4,62,000	2,865	1,54,000	1,100	0
Bhubaneshwar	2,84,000	2,000	1,00,000	—	0
Mangalore	1,98,000	1,150	—	250	0
Mysore (including ILI)*	5,18,450	1,484	16,51,000	—	51.89
Mohali	21,000	200	—	—	0
Trivandrum	22,000	220	—	—	0
Total	41,41,250	23,603	27,16,000	7,960	128.925

* Infosys Leadership Institute
** Excluding subsidiaries

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Fact Sheet – Consolidated Financial Data, First Quarter, 2004-05

Reconciliation of accounts as per Indian GAAP and US GAAP

in Rs. Crore

	Quarter ended		Year ended
	June 30, 2004	June 30, 2003	March 31, 2004
Consolidated Net Profit as per Indian GAAP	388.36	278.90	1,243.63
Amortization of deferred stock compensation	—	(5.00)	(12.87)
Deferred taxes	6.39	0.10	(5.05)
Gain on forward foreign exchange contracts	(17.70)	(0.10)	16.01
Amortization of Intangibles	(1.16)	—	(1.19)
Others	—	—	(6.05)
Consolidated Net income as per US GAAP	375.89	273.90	1,234.48

Reasons for differences in net income as per Indian GAAP and US GAAP

Amortization of deferred stock compensation

The Accounting Principles Board Opinion No. 25 of US GAAP requires the accounting of deferred stock compensation on issue of stock options to employees, being the difference between the exercise price and the market value as determined by the quoted market prices of the common stock on the grant date.

Gain on forward exchange contracts

Until April 1st, 2004, Indian GAAP required the premium/discount on forward contract to be recognized as income or expenditure over the life of the related contract. Under US GAAP, the same is marked-to-market as on the reporting date. The resultant gain / loss is recognized immediately in the income statement. Effective April 1, 2004, the company changed its accounting policy in India in line with the revised Accounting Standard 11 on forward contracts and hence the company has decided to account for the forward exchange contracts based on their designation as ‘effective hedges’ or ‘not effective’.

Amortization of Intangibles

US GAAP requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangible assets. Intangible assets are to be amortized over the estimated useful life. The amortization relates to that of an intangible asset identified in allocation of the purchase price of Expert Information Services Pty Limited, Australia.

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